UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: August 2023

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Maxeon Solar Technologies Ltd. (the “Company”) announces its intent to hold an Annual General Meeting of Shareholders on August 23, 2023 at 21:00 Singapore Standard Time (the “AGM”). The notice of the AGM is attached hereto as Exhibit 99.1.

EXHIBITS

Exhibit        Title
99.1    Notice of Annual General Meeting of Shareholders of Maxeon Solar Technologies, Ltd. (including a form of proxy card and voting instructions)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

August 4, 2023	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer